February 19, 2025

SUBMITTED VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Ameen Hamady and Kristina Marrone

Re:	Maui Land & Pineapple Company, Inc. Form 10-K for the year ended December 31, 2023 Filed March 28, 2024 File No. 001-06510

Dear Mr. Hamady and Ms. Marrone,

This letter is being respectfully submitted by Maui Land & Pineapple Company, Inc., a Delaware corporation (the “Company”) in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”), contained in the letter dated December 19, 2024.

The Company’s responses are preceded by a reproduction of the corresponding Staff comment as set forth in the Comment Letter.

Form 10-K for the year ended December 31, 2023

Note 5. Investment in Joint Venture, page 32

1.

We have considered your response to comment 2 in our letter dated October 17, 2024. Given the quantitative significance of the error and that we do not agree that the factors cited in your qualitative assessment overcome such significance, we disagree with your conclusion that the error was immaterial. Accordingly, we have concluded that your consolidated financial statements for the year ended December 31, 2023 are materially misstated and, therefore, should be restated. Also, in light of the restatement, please reassess your conclusions regarding disclosure controls and procedures and internal control over financial reporting for the impacted periods.

Company Response:

The Company acknowledges the Staff’s position and has agreed to amend and restate its Form 10-K by filing an amended Annual Report on Form 10-K/A for the year ended December 31, 2023 (the “Amended Report”). The Amended Report is being filed concurrently with the filing of this correspondence.

Further, the Company determined there was a material weakness in its internal control over financial reporting as a result of the restatement and, therefore, concluded that its internal control over financial reporting and disclosure controls and procedures were ineffective as of December 31, 2023, which conclusion was disclosed in the Amended Report.

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned via telephone at (808) 500-8376 or via email at wade@mauiland.com.

Sincerely, /s/ Wade K. Kodama Wade K. Kodama Chief Financial Officer

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